Mail Stop 3561

      October 28, 2005

Via Fax and U.S. Mail

John Finneran, Jr.
Executive Vice President
Capital One Financial Corporation
1680 Capital One Drive
McLean, Virginia 22102

Re:	Capital One Auto Receivables
	Registration Statement on Form S-3
	File No. 333-128722, filed on 9/30/2005

Dear Mr. Finneran:

      We have limited our review of your filing for compliance with
Regulation AB. Please further note that our limited review covers only those issues addressed in the comments below.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving auto loans. In addition, please confirm, if true, that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with
Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Refer to General Instruction I.A.4 of Form S-3.

2. Please note that our comments to either the base prospectus and/or the supplement(s) should be applied universally, if applicable.
Accordingly, please confirm that if our comments issued for one apply to the other, you will make the appropriate revisions.

3. Please discuss in a separate section any affiliations among parties, which is required disclosure under Item 1119 of Regulation
AB.

4. Please confirm that you will file finalized versions of your agreements at the time of each takedown. Refer to Item 1100(f) of Regulation AB.

5. Please provide a table of contents for the base prospectus.

Prospectus Supplement

Cover Page

6. We note you refer to Capital One [Prime] Auto [Receivables] [Finance] Trust... as the issuer. Please revise here and throughout the prospectus supplement to refer to this entity as the "issuing entity" instead. Refer to Items 1101(f) and 1102(a) of Regulation AB.
Refer also to Securities Act Rule 191 for the definition of issuer as well as Section III. A.3.d. of the SEC Release No. 33-8518.

7. We note on your cover page that your credit enhancement may include a note guaranty insurance policy. However, there is no discussion or mention of the note guaranty insurance policy in the credit enhancement section of the prospectus supplement. Please include an appropriate designation in the credit enhancement section of the supplement. You may also wish to cross-reference to the placeholder on page S-44.

8. In addition, we note that the credit enhancement section in the summary includes overcollateralization, but that the credit enhancement list on the cover page does not. Please revise for consistency, or advise.

Reports to Noteholders, page ii

9. Although you have stated generally that "unaudited monthly reports" will be provided, please provide a more detailed description of the reports to be filed with the Commission, pursuant to Item 1118(b) of
Regulation AB.


Issuer Property, page S-4

10. We note the third bullet in this section. Please tell us what "other property" may secure the receivables.

The Servicer, page S-16

11. Please provide a more detailed discussion of the servicer`s prior experience servicing portfolios of the proposed size and composition of this offering and discuss the servicer`s overall procedures related to its servicing function. In addition, please expand your discussion of the terms of the servicing agreement and discuss any provisions you have made related to back-up servicing. Refer to Item 1108(b)(2),
(c)
and (d) of Regulation AB.

The Receivables Pool, page S-17

12. Please include a table to disclose the specific types of new or used cars, light trucks and motorcycles that make up the financed vehicles group, showing the percentage of each type of vehicle, and whether new or used, in the asset pool. Refer to Item
1111(b)(7)(iv)
of Regulation AB.

13. We note the statistical information you propose to provide about your pool of receivables. Please revise your charts and related disclosure to include expanded information regarding such things as the original balance of the loans, capitalized or uncapitalized accrued interest, and loan-to-value ratios. Refer to Item 1111(b) of
Regulation AB.

14. Please confirm that your pool will not include non-performing assets. Refer to Item 1101(c)(2)(iii) of Regulation AB.

Delinquencies, Repossessions and Net Losses, page S-21

15. Please confirm that delinquent assets will comprise less than
50%
of the asset pool. Refer to Item 1101(c)(2)(iv) of Regulation AB.

16. Please confirm that your historical delinquency and loss information will conform to all the requirements of Item 1100(b) of
Regulation AB.

17. Please provide us with the discussion of trends in delinquencies, defaults, repossessions and net losses for our review when it becomes available.

Static Pool, page S-23

18. Please provide us with an example of the static pool information that will appear on your website.

19. Please confirm your understanding that the most recent period for
which static pool information is required must be no later than
135
days prior to the date of the first use of the prospectus.  See
Item
1105(a)(3)(ii).

20. Please tell us whether you will provide a graphical presentation of the static pool information in order to aid investors with comparisons between originations.

Fees and Expenses, page S-38

21. We note that your chart does not include any footnotes containing narrative disclosure related to if, and how, fees may be changed or the effect on fees of an event of default. Please revise the prospectus to include this information if applicable. Refer to Item
1113(c) of Regulation AB.

The Swap Counterpaty, S-44

22. Please insert a placeholder, including proposed language, for disclosure of material provisions regarding substitution of any derivative instruments as required by Item 1115(a)(3) of Regulation
AB.

Base Prospectus

The Issuers, page 9

23. You state in the first full paragraph on page 9 that the pool may include "other hedge agreements" as specified in the prospectus supplement. Please specify in the base prospectus the particular types of hedge agreements that may be utilized in connection with this offering, or delete this reference.

Timelines for Activation of other Collection Remedies, page 16

24. Please confirm that the remarketing contemplated as a part of the servicer`s program to test new servicing strategies does not provide the sponsor or depositor the opportunity to exercise any discretion or control over the remarketing process.

Pre-Funding Arrangement, page 17

25. In the final paragraph of this section you state that "initial and subsequent receivables may be originated using credit criteria different from the criteria applied to the receivables disclosed in the applicable prospectus supplement and may be of a different credit quality." Please confirm that any difference in the credit criteria and quality of the receivables will be adequately described in the prospectus supplement pursuant to Item 1111(g)(7).


Ratings of the Securities, page 21

26. Please describe any arrangements to have such ratings
monitored
while the asset backed securities are outstanding.  Refer to Item
1120
of Regulation AB.

Revolving Period and Amortization Period, page 21

27. We note the second sentence of this section. Please delete the phrase "unless otherwise permitted by the SEC or applicable law."
We
believe that you should provide an unqualified statement with regard to the length of the revolving period.

Credit and Cash Flow Enhancement, page 35

28. We note the forms of credit enhancement listed on page 35 of the base prospectus. Please delete your reference to unspecified
"other
credit or cash flow support as may be described in the applicable prospectus supplement." All forms of credit enhancement contemplated by this offering must be disclosed in the base prospectus.

29. In addition, we note that, among other forms of credit enhancement, you may also rely on "swaps or other interest rate protection agreements", "repurchase obligations" or "other agreements or arrangements with respect to third-party payments."  Please revise
your disclosure to more clearly describe the manner in which these
forms of credit enhancement will operate.   For example, please
confirm that the swaps will be limited to interest rate and currency.

Evidence as to Compliance, page 37

30. You state that you will provide a statement from an independent public accountant certifying that "servicing was conducted in compliance with certain applicable provisions of the sale and servicing agreement in all material respects." The independent public accountant must confirm that you will meet, at a minimum, the servicing requirements specified in Item 1122 of Regulation AB. Please revise your disclosure accordingly to clarify this point.

Where You Can Find More Information, page 70

31. Please update to reflect the SEC`s new address: 100 F. Street, NE,
Washington D.C., 20549.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Daniel H. Morris at (202) 551-3314 or me at
(202)
551-3348 with any other questions.

      Sincerely,



      Sara W. Dunton
Senior Attorney



cc:  Ms. Amy Baumgardner, Esq. (Capital One Financial Corporation)


Capital One Auto Receivables, LLC
October 28, 2005
Page 1